

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 28, 2016

Jean-François Pruneau
Chief Financial Officer
612 St-Jacques Street
Montréal, Québec, Canada H3C 4M8

> **Re:** **Quebecor Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 333-13792**

Dear Mr. Pruneau:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   It appears that you are a voluntary filer. If so, please check the "Yes" box indicating that you are not required to file reports pursuant to Section 13 or Section 15d of the Securities Exchange Act of 1934. In addition, please revise your disclosure elsewhere that incorrectly implies that you are subject to the reporting requirements of the federal securities laws.

30. Non-Consolidated Financial Statements of the Corporation, p. 71

2.   Tell us how you considered separately disclosing the amount of retained earnings or net income restricted or free of restrictions and the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Robert S. Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications